UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SENSEONICS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

81727U105

(CUSIP Number)

DECEMBER 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105

1.	Name of Reporting Persons Roche Holding Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,042,414

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,042,414

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,042,414(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)  This total is comprised of (i) 7,068,679 shares of common stock, and (ii) 973,735 shares of common stock issuable upon the exercise of immediately exercisable warrants.

(2)  This percentage is calculated based upon 93,390,172 shares of the Issuer’s common stock outstanding as of October 31, 2016, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 81727U105

1.	Name of Reporting Persons Roche Finance Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,042,414

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,042,414

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,042,414(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)  This total is comprised of (i) 7,068,679 shares of common stock, and (ii) 973,735 shares of common stock issuable upon the exercise of immediately exercisable warrants.

(2)  This percentage is calculated based upon 93,390,172 shares of the Issuer’s common stock outstanding as of October 31, 2016, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 3, 2016.

Item 1.
	(a)	Name of Issuer Senseonics Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 20451 Seneca Meadows Parkway Germantown, Maryland 20876

Item 2.
	(a)	Name of Person Filing Roche Holding Ltd and Roche Finance Ltd
	(b)	Address of Principal Business Office or, if none, Residence Roche Holding Ltd: Grenzacherstrasse 122 CH 4070 Basel, Switzerland Roche Finance Ltd: Grenzacherstrasse 122 CH 4058 Basel, Switzerland
	(c)	Citizenship Roche Holding Ltd is a company organized under the laws of Switzerland. Roche Finance Ltd is a company organized under the laws of Switzerland.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 81727U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a)

Amount beneficially owned:

See the responses to Item 9 on the attached cover pages. Roche Holding Ltd may be deemed to have beneficial ownership of the 8,042,414 shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

Roche Holding Ltd

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory

By:	/s/ Andreas Knierzinger
Name: Andreas Knierzinger
Title: Authorized Signatory

Roche Finance Ltd

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory

By:	/s/ Carole Nuechterlein
Name: Carole Nuechterlein
Title: Authorized Signatory

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Senseonics Holdings, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

Roche Holding Ltd

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory
Date: February 7, 2017

By:	/s/ Andreas Knierzinger
Name: Andreas Knierzinger
Title: Authorized Signatory
Date: February 7, 2017

Roche Finance Ltd

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory
Date: February 7, 2017

By:	/s/ Carole Nuechterlein
Name: Carole Nuechterlein
Title: Authorized Signatory
Date: February 7, 2017